U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SEC File Number
                             FORM 12b-25                                              0-8773
CUSIP Number
                         NOTIFICATION OF LATE FILING                                                          226120 10 3
(Check One):

(Check One) [ ] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [X] Form 10-Q and 10-QSB [ ]Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Part I - Registrant Information

Full name of Registrant:  Crested Corp.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 877 N. 8th W.

City, State and Zip Code: Riverton, Wyoming 82501

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form
X
20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The sale of a subsidiary company (Rocky Mountain Gas, Inc., “RMG”) on June 1, 2005 has required classification of RMG’s historical operations as discontinued operations, and has resulted in other changes to the financial information for the period ended June 30, 2005. The registrant’s financial statements are in review at the independent audit firm but that review is not yet complete. We expect the financial statements, and the audit firm review thereof, to be completed in the week of August 15, 2005. The Form 10-Q will be filed by the close of business on Friday, August 19, 2005.

Due to the significance of the financial statements on the disclosures in the Form 10-Q, the registrant does not believe that any portion of the Form 10-Q should be filed without the financial statements.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification. Stephen E. Rounds, Attorney, 303.377.6997.

(2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
[X]Yes [ ]No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]Yes [ ]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 1, 2005 the sale of all the outstanding common stock of Rocky Mountain Gas, Inc. (“RMG”) to Enterra US Acquisitions Inc. (“Acquisitions”)(a privately-held Washington corporation organized by Enterra Energy Trust (“Enterra”) was closed. Enterra paid $500,000 cash and issued Enterra units (the "Enterra Initial Units"), valued at $5,234,000, net of the $266,000 adjustment for the purchase of overriding royalty interests (effective June 1, 2005); and Acquisitions issued class D shares of Acquisitions valued at $14,000,000. The Enterra Initial Units and the class D shares were issued pro rata to the RMG shareholders, with certain adjustments.

The Company’s participation in the consideration received was approximately $6,399,000. The Company received 91,029 Enterra Initial Units, and 245,759 Class D shares of Acquisitions, recorded on the June 30, 2005 balance sheet as long term investments in non affiliates of $4,669,500.

Primarily as a result of the sale of RMG the Company recorded a net gain of $4,111,500 or $0.24 per share during the six months ended June 30, 2005 as compared to a net loss of $992,800 or a loss of $0.06 per share during the six months ended June 30, 2004. The net gain for the quarter ended June 30, 2005 was $4,536,000 or $0.26 per share as compared to a net loss of $465,400 or $0.03 per share for the quarter ended June 30, 2004.

Crested Corp.

                                                                           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2005                                            By: /s/Robert Scott Lorimer
                                          Robert Scott Lorimer, CFO

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